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Exhibit 99.1

AUDITORS' REPORT ON THE RESTATED ADJUSTED RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Kinross Gold Corporation

        On March 17, 2009, we reported on the consolidated balance sheets of Kinross Gold Corporation ("the Company") as at December 31, 2008 and December 31, 2007 and the consolidated statements of operations, cash flows, common shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Restated Adjusted Reconciliation to United States GAAP". This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

        In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        Our previous report dated March 17, 2009, except as to Note A — "Retrospective Adjustment", which is as of May 1, 2009, on the "Adjusted Reconciliation to United States GAAP" has been withdrawn and the supplemental note has been restated as explained in note B to the "Restated Adjusted Reconciliation to United States GAAP".

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada

March 17, 2009, except as to Note A — "Retrospective Adjustment — Non-controlling interest", which is as of May 1, 2009 and Note B — "Restatement — Retrospective Adjustment — Convertible Debentures" which is as of May 12, 2009

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States

Years ended December 31, 2008, 2007 and 2006

        The 2008 audited consolidated financial statements of Kinross Gold Corporation ("Kinross", or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which in some respects differ from United States generally accepted accounting principles ("US GAAP"). The effects of these differences on the Company's consolidated financial statements for the year ended December 31, 2008 are provided in the following CDN to US GAAP reconciliation which should be read in conjunction with Kinross' audited consolidated financial statements prepared in accordance with CDN GAAP.

Note A — Retrospective Adjustment — Non-controlling interest

        The original reconciliation to Generally Accepted Accounting Principles in the United States for the years ended December 31, 2008, 2007 and 2006, originally filed on March 31, 2009 has been adjusted to reflect the retrospective application of the presentation and disclosure requirements of SFAS No. 160 "Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ("SFAS 160") as required by that standard. SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of SFAS 160 were applied retrospectively. The adoption of SFAS 160 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests.

        As a result of adopting the handbook sections described above, the Company adjusted its comparative condensed consolidated balance sheets, previously issued. There has been no impact to the consolidated financial statement amounts previously reported, other than the additional presentation requirements required by SFAS 160 and are noted in the table below.

(in millions of United States dollars)

	December 31, 2008 — Originally Reported	Impact of adopting SFAS 160	December 31, 2008 — As Adjusted
Non-controlling interest	$56.3	$(56.3)	$—
Non-controlling interest	$—	$56.3	$56.3
Common shareholders' equity	$4,670.5	—	$4,670.5

Equity	$4,670.5	$56.3	$4,726.8

	December 31, 2007 — Originally Reported	Impact of adopting SFAS 160	December 31, 2007 — As Adjusted
Non-controlling interest	$14.0	$(14.0)	$—
Non-controlling interest	$—	$14.0	$14.0
Common shareholders' equity	$4,782.6	—	$4,782.6

Equity	$4,782.6	$14.0	$4,796.6

Note B — Restatement — Retrospective Adjustment — Convertible Debentures

        The Adjusted reconciliation to Generally Accepted Accounting Principles in the United States for the years ended December 31, 2008, 2007 and 2006, filed on May 5, 2009 did not present the retrospective impact of

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

adopting FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"), which requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. Once adopted, FSP APB 14-1 requires retrospective application to the terms of instruments as they existed for all periods presented. The adoption of FSP APB 14-1 affects the accounting for the convertible debentures issued in the aggregate principal amount of $460.0 million on January 29, 2008. This restatement presents the impact of adopting FSP APB 14-1 on these convertible debentures and does not impact any other items in 2008 and does not impact any prior years.

        FSP APB 14-1 requires the debt and equity components of convertible debentures that may be settled in cash should be accounted for separately and must be retrospectively applied to all periods. The debt component would be determined based on the interest rate that would be applicable if there were no conversion feature with the residual amount attributed to the conversion feature. The adoption of FSP APB 14-1 harmonizes the previously existing CDN GAAP and US GAAP difference with the exception of transaction costs, discussed below.

        Under CDN GAAP, transaction costs are recorded against the carrying value of the debt. However, under US GAAP, transaction costs are recorded as a deferred charge on the balance sheet. As at December 31, 2008, the net deferred charge recorded was $9.6 million (December 31, 2007 — $nil).

        As at December 31, 2008, the amount recorded in equity related to the convertible debentures was $76.6 million (December 31, 2007 — $nil). The discount on the liability will be amortized over approximately 4.25 years to March 2013. For 2008, $21.9 million in interest was recorded, of which $14.5 million relates to the amortization of the discount on the liability. As a result of adopting FSP APB14-1, the effective interest rate increased to 5.9%.

        Earnings under Canadian GAAP for 2008 reflect the requirements of FSP APB 14-1. As a result, no adjustments to Canadian GAAP earnings were required for year ended December 31, 2008, the impact of adopting FSP APB 14-1 is noted in the table below.

(in millions of United States dollars)

	December 31, 2008 — As adjusted	Impact of adopting FSP APB 14-1	December 31, 2008 — As Restated
Other non-current liabilities — Note B	$2,072.2	$(62.7)	$2,009.5
Common shareholders' equity	$4,670.5	62.7	$4,733.2

Equity	$4,726.8	$62.7	$4,789.5

	December 31, 2008 — As adjusted	Impact of adopting FSP APB 14-1	December 31, 2008 — As Restated
Convertible debenture — Interest Expense	$13.9	$(13.9)	$—

Net loss attributable to common shareholders	$(786.2)	$(13.9)	$(800.1)

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

Kinross Gold Corporation
Reconciliation of Net Earnings
(expressed in millions of United States dollars, except share and per share amounts)

	For the Years Ended December 31
	2008	2007	2006
Net Earnings (loss) under Canadian GAAP	$(807.2)	$334.0	$165.8
Adjustments for:
Non-controlling interest — Note A	42.3	(3.2)	(0.3)
Inventory Adjustment — Note 1(a)	1.5	—	—
Capitalized Stripping Costs — Note 1(b)	(11.5)	(24.5)	(52.4)
Fair value of derivatives — Note 1(c)	14.6	—	—
Tax impact of the above adjustments	2.5	5.9	4.2

Net Earnings (Loss) under US GAAP	$(757.8)	$312.2	$117.3

Attributable to non-controlling interest — Note A	(42.3)	3.2	0.3

Attributable to common shareholders of the Company	$(800.1)	$315.4	$117.6

Other Comprehensive Income
Other comprehensive income (CDN GAAP note 6)	(66.3)	(116.8)	—
Fair value of derivatives — Note 1(c)	1.6	—	—
Change in unrealized gains on marketable securities and long-term investments	—	—	13.4
Change in funded status of the minimum pension liability — Note 1(l)	(3.4)	(1.5)	0.9
Adjustment for Derivative Instruments — Note 1(h)	17.2	13.6	—

Comprehensive Income	$(851.0)	$210.7	$131.9
Attributable to non-controlling interest- Note A	—	—	—
Attributable to common shareholders of the Company	$(851.0)	$210.7	$131.9

EPS under US GAAP attributable to common shareholders
Basic Earnings (loss) per Share(1)	$(1.27)	$0.57	$0.33
Diluted Earnings (loss) per Share(1)	$(1.27)	$0.56	$0.33

(1)
The weighted average number of common shares outstanding is the same under US and Canadian GAAP.

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

Kinross Gold Corporation
US GAAP Balance Sheet
(expressed in millions of United States dollars, except share and per share amounts)

	As at December 31, 2008			As at December 31, 2007
Balance Sheet	Cdn GAAP	US GAAP Adjustments	US GAAP	Cdn GAAP	US GAAP Adjustments	US GAAP
Current assets — Notes 1(a),(b),(c)	$1,124.9	$(14.3)	$1,110.6	$933.7	$(1.5)	$932.2
Property, plant and equipment — Notes 1(b),(h)	4,748.0	(41.3)	4,706.7	3,476.3	(55.9)	3,420.4
Other non-current assets — Notes 1(a),(b),(c)	1,514.6	27.3	1,541.9	2,319.3	10.4	2,329.7

	$7,387.5	$(28.3)	$7,359.2	$6,729.3	$(47.0)	$6,682.3

Current liabilities	$551.5	$(1.4)	$550.1	$407.4	$0.7	$408.1
Other non-current liabilities — Notes 1(h)	1,992.7	16.8	2,009.5	1,460.0	7.5	1,467.5
Non-controlling interest — Note A	56.3	(56.3)	—	14.0	(14.0)	—
Convertible preferred shares of subsidiary company	10.1	—	10.1	10.1	—	10.1
Equity — Notes A,1(a),(b),(c),(d),(e),(f), (g),(h),(i),(j)	4,776.9	12.6	4,789.5	4,837.8	(41.2)	4,796.6

	$7,387.5	$(28.3)	$7,359.2	$6,729.3	$(47.0)	$6,682.3

Kinross Gold Corporation
Reconciliation of Common Shareholders' Equity
(expressed in millions of United States dollars, except share and per share amounts)

	As at December 31,
	2008	2007
Common Shareholders' Equity under Canadian GAAP	$4,776.9	$4,837.8
Adjustments for:
Adoption of SFAS 160 — Note A	56.3	14.0
Inventory Adjustment — Note 1(a)	(9.8)	—
Capitalized Stripping Costs — Note 1(b)	(76.6)	(67.9)
Fair value of derivatives — Note 1(c)	16.2
Restatement to equity account for Echo Bay & Goodwill Impairment — Note 1(g)	0.6	0.6
Derivative instruments Note 1(h)	30.8	13.6
Other	(4.9)	(1.5)

Equity under U.S. GAAP	$4,789.5	$4,796.6

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

Cash Flow Statement

        The consolidated cash flow statement prepared in accordance with CDN GAAP presents substantially the same information that is required under US GAAP. However, as the accounting treatment for post production stripping costs are different between the two standards, it results in a difference in classification on the cash flow statements. Under CDN GAAP, post production stripping costs of $38.9 million in 2008 (2007 — $42.7 million, 2006 — $55.3 million) were capitalized and treated as an investing activity, but under US GAAP capitalized stripping costs are expensed and shown in the operating section of the cash flow statement.

Notes to the US GAAP Reconciliation

Note 1 — Adjustments from Canadian GAAP

  (a)
  On January 1, 2008, the Company adopted CICA HB section 3031, "Inventories" which requires the reversal of previous inventory write downs to net realizable value when there is a subsequent increase in the value of inventories. Under US GAAP, subsequent reversals of inventory write downs are not permitted. As such, inventory would decrease by $14.4 million and accumulated deficit would increase by $11.0 million, net of taxes of $3.4 million. For 2008, $1.5 million of this inventory was sold ($1.2 million net of taxes).

  (b)
  On January 1, 2006, Kinross adopted the Emerging Issues Task Force ("EITF 04-06"), "Accounting for Stripping Costs Incurred During Production in the Mining Industry", which differs from the Canadian Guidance Emerging Issues committee EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC 160"). Under EITF 04-6, production stripping costs are deemed to be variable production costs and are therefore included in the cost of inventory produced during the period in which the costs are incurred. Under EIC-160, stripping costs should be capitalized if the stripping activity can be shown to represent betterment to the mineral property. The Company has adjusted for this difference prospectively from January 1, 2006, with the cumulative effect of the change in accounting policy of $1.1 million being recorded to the opening balance of retained earnings as at January 1, 2006. The EITF 04-6 adjustments in 2007 related to activities at Fort Knox and Round Mountain. For the year ended December 31, 2008, the net effect of expensing the stripping costs for US GAAP would result in a net decrease in earnings of $8.7 million, net of taxes of $2.8 million (2007 — $18.6 million net of taxes of $5.9 million, 2006 — $48.2 million net of taxes of $4.2 million).

  (c)
  On January 1, 2008, Kinross adopted FAS 157 — Fair Value Measurements, which requires the quantification of the impact of credit risk when calculating the fair value of financial assets and liabilities including derivatives. Prior to the implementation of FAS 157, the Company considered the impact of credit risk on a qualitative basis only. For the year ended December 31, 2008, we considered credit risk in the valuation of derivatives and the net effect of adopting this standard was an increase of Other income of $14.6 million, net of taxes of $nil; and an increase in Accumulated other comprehensive income (AOCI) of $1.6 million.

  (d)
  In 1996, the Company issued convertible debentures in the aggregate principal amount of $146.0 million (CAD $200.0 million). The Company redeemed the convertible debentures on September 29, 2003, with a payment of $144.8 million (CAD $195.6 million) and accrued interest of $2.0 million (CAD $2.7 million). Originally, under CDN GAAP, the convertible debentures were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. However, during 2005, the Company adopted amendments to CICA Handbook Section 3860, "Financial Instruments — Disclosure and Presentation" ("Section 3860"), which was retroactively applied to the accounting for the Company's convertible debentures. Under the amended Section 3860, the convertible debentures were bifurcated

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

    into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense. On redemption, under CDN GAAP, the Company recognized a net gain of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million and a gain on the option component of $32.0 million. The loss on the principal component was charged against income and the gain on the option component was accounted for as an increase in contributed surplus. Under US GAAP, both the loss on the principal component and the gain on the option component would have been recognized in income. As a result, the accumulated deficit would decrease by $32.0 million along with a decrease to contributed surplus for the same amount.

  (e)
  CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by US GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

  (f)
  Prior to the introduction of CICA HB section 3855, "Financial instruments" on January 1, 2007, under CDN GAAP, unrealized gains on long-term investments were not recorded. Under US GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale are recorded, and the corresponding gain or loss is included as a component of comprehensive income. As at December 31, 2007, there is no longer a difference resulting from the two standards. As at December 31, 2006, $19.9 million was included as a component of accumulated other comprehensive income (loss) ("AOCI"). There was no tax impact on this adjustment.

  (g)
  Echo Bay Mines Ltd ("Echo Bay") transaction: On April 3, 2002, the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay. Based on US GAAP, it would have resulted in a gain included in earnings using fair value accounting. The fair value of the Echo Bay common shares received, under US GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002, resulting in a gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged. This increased the carrying value of this investment, and the gain of $49.1 million was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

    Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under US GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with US GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in CDN GAAP Other Comprehensive Income ("OCI"), increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For US GAAP purposes,

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

    as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN GAAP and US GAAP.

    For the year ended December 31, 2003, the Company computed a goodwill impairment charge of $40.2 million thereby reducing the additional goodwill balance, under US GAAP, at December 31, 2003 to $0.6 million. As at December 31, 2008 and December 31, 2007, the additional goodwill remained at $0.6 million under US GAAP.

  (h)
  Effective January 1, 2007, the Company adopted CICA HB Section 3865, "Hedges" which effectively harmonized the differences between CDN GAAP and US GAAP on derivative instruments, with a few differences remaining. Under CDN GAAP, hedge gains may be netted against capital, if that was the hedged risk, whereas with US GAAP hedge gains are recorded in OCI. The application of SFAS 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133") would have resulted in an increase to AOCI of $30.8 million, an increase of $15.9 million in the deferred income tax liability and a corresponding $46.7 million increase in PPE. The impact on year 2008 OCI was $17.2 million.

    At December 31, 2006, the application of SFAS 133 did not result in any differences between CDN GAAP and US GAAP.

  (i)
  Under Canadian income tax legislation, a company is permitted to issue flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For US GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at December 31, 2008, and 2007, the application of US GAAP would result in a decrease in common share capital of $1.1 million and a corresponding reduction in accumulated deficit.

  (j)
  In September 2006, Financial Accounting Standards Board ("FASB") issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans" ("SFAS 158") which amended FASB statements No. 87, 88, 106 and 132 (R). For the Company's US GAAP financial statements, SFAS 158 became effective as of December 31, 2006. Retrospective application of SFAS 158 is not permitted.

    SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability on its balance sheet and to recognize changes in that funded status, through OCI, in the year in which the changes occur. Upon the initial adoption of SFAS 158, the initial adjustment is recorded through AOCI.

    As at December 31, 2008, under SFAS 158, an additional pension liability of $4.6 million (2007 — $1.2 million) would be recorded, (net of a long-term pension asset of $1.8 million (2007 — $0.8 million). The corresponding adjustment would be a decrease to OCI of $3.4 million (2007 — $1.5 million), net of taxes. Upon the adoption of SFAS 158 in 2006, there was an adjustment to AOCI of $0.6 million. None of the additional liability relates to unrecognized prior service cost.

  (k)
  The Company has adopted SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment to SFAS No. 123" ("SFAS 148"), which is similar to the new amended Canadian accounting standard, CICA HB Section 3870, which was adopted in 2004. Accordingly, there is no CDN and US GAAP difference in the calculation of stock-based compensation expense. However, upon adoption of the amended Canadian accounting standard, stock option compensation of

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

    $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings with an offsetting adjustment to contributed surplus. There was no tax impact on this adjustment. Under US GAAP, this adjustment would be reversed.

  (l)
  In June 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides guidance on the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. It also provides criteria for the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The interpretation is effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings.

    Effective January 1, 2007, the Company adopted the provisions of FIN 48. On the adoption of FIN 48, the Company did not recognize any cumulative effect of the change in accounting principle and there was no impact on the current year.

Note 2 — Stock based compensation

        The total intrinsic value of the options exercised during 2008 is $35.5 million (2007 — $43.4 million, 2006 — $5.1 million).

        As at December 31, 2008 and 2007, the aggregate intrinsic value of the options outstanding is $45.6 million and $36.1 million, respectively, while the aggregate intrinsic value of the options that are currently exercisable is $35.8 million and $27.0 million, respectively.

        The total cash settlement for the share-based liabilities paid related to the Restricted Share Units ("RSU") and the Deferred Share Units ("DSU") during 2008 is $0.1 million (2007 — $nil, 2006 — $nil). The total stock settlement related to the RSU and the DSU during the year 2008 is 453,400 share units (2007 — 646,000 share units, 2006 — 378,000 share units).

        As at December 31, 2008 and 2007, the fair value of the share options which have vested is $27.4 million and $12.1 million, respectively.

        As at December 31, 2008, there was $11.7 million of total unrecognized compensation costs relating to non-vested stock options. We expect to recognize this expense over a weighted average period of 2.0 years.

        The tax benefit realized from stock options exercised during the year is $nil.

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

Note 3 — Income tax uncertainty

        Income tax liabilities as of December 31, 2008 included a total of $62.7 million for unrecognized income tax benefits, excluding accrued interest and penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(millions)
Balance at January 1, 2008	$20.6
Addition of tax positions on the acquisition of Aurelian Resources	5.7
Additions based on tax positions related to the current year	11.7
Additions related to tax positions of prior years	25.2
Foreign currency translation	(0.5)

Balance at December 31, 2008	$62.7

        As of December 31, 2008, $62.7 million of income tax for unrecognized tax benefits, if recognized in future periods, would impact the Company's effective tax rate. The Company does not believe that there will be any material changes in its unrecognized tax positions over the next twelve months.

        The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense. A total of $42.6 million was recorded in interest expense during 2008. At December 31, 2008, the Company had approximately $44.1 million of accrued interest and penalties recorded on its Consolidated Balance Sheet.

        The following is a summary by major jurisdiction of the tax years that have been subject to examination by the tax authorities for the companies that are material to the Company's financial statements:

Jurisdiction	Years Examined Up To*:
Canada	2003
United States	1994
Brazil	2004 and 2007
Chile	2006
Russia	2006
Ecuador	Never

*
In Brazil, Rio Paracatu Mineração SA was examined up to 2004 and Mineração Serra Grande SA was examined up to 2007. Compania Minera Mantos do Oro in Chile has been subject to review, but has never been formally audited, by the tax authorities. Further, Fairbanks Gold Mining Inc. in the US has never been audited by the federal tax authorities.

Note 4 — FAS 157 Disclosures

        In 2008, the company adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities, embedded derivatives, and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that the company uses to value these assets and liabilities. The company has elected to present information for derivative instruments on a net basis. Beginning in 2009, the company will also apply FAS 157 to nonfinancial assets and liabilities that we periodically measure at fair value under US

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, and goodwill and asset retirement obligations.

        The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value Measurements as at December 31, 2008
(In Millions of USD)

	Level One	Level Two	Level Three	Aggregate Fair Value
Available-for-Sale Securities	$17.7	$—	$—	$17.7
Embedded Derivatives	—	1.3	—	1.3
Derivative Instruments	—	(262.9)	—	(262.9)

	$17.7	$(261.6)	$—	$(243.9)

Valuation Techniques

Available-for-sale securities:

        The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157.

Derivative Instruments:

        The fair value of derivative instruments is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at the balance sheet dates and therefore derivative Instruments are classified within Level 2 of the fair value hierarchy established by FAS 157.

Embedded Derivatives:

        The fair value of the embedded derivatives is derived from a formula which uses the forward price of gold and therefore embedded derivatives are classified within Level 2 of the fair value hierarchy established by FAS 157.

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

Note 5 — Long Term Debt

        The priority in which the debt will be paid off is as follows:

Long term debt and credit facility	Nominal Amount (Millions of USD)
Corporate term loan facility	$130.2
Kupol project financing	360.0
Kupol IFC loan	19.8
Maricunga Capital Leases	8.0
Paracatu Capital Leases	41.3
Senior Convertible Debt	460.0
Crixas Bank Loan	5.3

1,024.6
Less: Current Portion	(167.1)

Long — Term Debt	$857.5

Note 6 — Business Combination

        Please refer to the Note 4 to the consolidated financial statements for details of Bema Gold Corporation ("Bema").

i.      Acquisition of Bema Gold Corporation

        On February 27, 2007, the Company completed the acquisition of 100% of the outstanding shares of Bema Gold Corporation ("Bema"). The primary reason for the acquisition was to acquire Bema's interests in the Maricunga mine (50%) in Chile, the Julietta mine (90%) in the Russian Federation, the Kupol gold and silver project (75% less one share) in the Russian Federation and the Cerro Casale property (49%) in Chile. This acquisition was completed in order to increase the Company's metal reserves and production.

Basis of Presentation

        These unaudited pro forma results of operations, prepared in accordance with US GAAP, have been prepared as if the Bema acquisition had occurred at the beginning of each period presented. The unaudited pro forma consolidated financial statement information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Any potential synergies that may be realized and integration costs that may be incurred have been excluded from the unaudited pro forma financial statement information, including Bema transaction costs.

Pro Forma Assumptions and Adjustments

        Certain adjustments have been reflected in this unaudited pro forma consolidated statement of operations to illustrate the effects of purchase accounting where the impact could be reasonably estimated.

  a)
  To reflect Pamodzi Gold Limited ("Pamodzi") as an equity accounted investee following a reorganization on December 11, 2006 which resulted in Bema having a 36% interest.

  b)
  To record adjustments to depreciation, depletion, and amortization expense resulting from recasting depreciation based on proven and probable reserves, whereas Bema included a portion of mineralization expected to be classified as reserves as well as proven and probable in the calculation.

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

  c)
  To expense exploration costs that have been deferred.

  d)
  A decrease of other expenses by $16.7 million and $ 6.2 million for the year ended December 31, 2007 and 2006, respectively to derecognize non-recurring transaction costs recorded by Bema related to the Kinross offer.

  e)
  To tax effect all the above listed adjustments.

        There is no goodwill expected to be deductible for tax purposes.

Pro forma Financial Statements
Statement of Operations
(expressed in millions of United States dollars, except per share and share amounts)

	For the Year ended December 31,
(unaudited)	2007 Pro forma consolidated	2006 Pro forma consolidated
Revenue	$1,109.8	$1,040.5
Earnings before taxes and other items	$340.5	$94.1
Net earnings	$258.2	$74.6
Earnings per share
Basic	$0.46	$0.13
Diluted	$0.46	$0.13

Other Information

  (a)
  The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both US and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both US and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both US and CDN GAAP.

  (b)
  Under CDN GAAP, Kinross proportionately consolidates its interests in incorporated joint ventures as listed in Note 7 to the consolidated financial statements. These investments would be accounted for using the equity method under US GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F where the differences that would result from using proportionate consolidation for investments in joint ventures pursuant to CDN GAAP does not need to be included in the US GAAP Note. Each of the joint ventures listed qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

Recent accounting pronouncements

  i.
  In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS 141R"). Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired in-process research and development ("IPR&D") is capitalized as an intangible asset and amortized over its estimated useful life. The

KINROSS GOLD CORPORATION

Restated Adjusted Reconciliation to Generally Accepted
Accounting Principles in the United States (Continued)

Years ended December 31, 2008, 2007 and 2006

    IPR&D is evaluated for impairment and if no alternative future use exists, the asset is expensed. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008.

  ii.
  In May 2008, the FASB issued FAS 162, "The Hierarchy of Generally Accepted Accounting Principles." The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. FAS 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principle. We are currently evaluating the impact, if any, of adopting FAS 162, on our financial position, results of operations and liquidity.

  iii.
  In March 2008, the FASB approved the issuance of Emerging Issues Task Force Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock" (EITF 07-5). EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed and will be effective for us in the first quarter of fiscal 2009. We have evaluated the impact of EITF 07-5 on our results of operations for 2008, if we had adopted the section on January 1, 2008, this would result in an decrease of Other income (expense) — net, of $36.1 million with a corresponding increase in Share Capital Warrants.

  iv.
  In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting SFAS 161 on the Company's note disclosures related to derivative instruments and hedging activities.

QuickLinks

  Exhibit 99.1
AUDITORS' REPORT ON THE RESTATED ADJUSTED RECONCILIATION TO UNITED STATES GAAP
KINROSS GOLD CORPORATION Restated Adjusted Reconciliation to Generally Accepted Accounting Principles in the United States Years ended December 31, 2008, 2007 and 2006